August 21, 2025

Pierre Gravier
Chief Financial Officer
PTC Therapeutics, Inc.
500 Warren Corporate Center Drive
Warren, NJ 07059

        Re: PTC Therapeutics, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2024
            Filed February 27, 2025
            File No. 001-35969
Dear Pierre Gravier:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2024
Item 1. Business
Our Collaborations, License Agreements and Funding Arrangements
National Taiwan University, page 24

1. Please revise in subsequent filings to disclose the sales royalty percentage to a range within 10 percentage points pursuant to the NTU Licensing Agreement. Shiratori, page 26

2. Please revise future filings to disclose the total aggregate amount of milestone payments made to date and may be paid in the future pursuant to the Shiratori License
       Agreement.
Intellectual Property
Patents and trade secrets, page 28

3. We note your disclosure on page 29 that composition of matter patents related to ataluren expired in 2024 and its patents related to therapeutic methods are set to expire
 August 21, 2025
Page 2

       in 2026 and 2027. We also note your disclosure on page 30 that patents related to vaquinone will begin expiring in 2026. In future filings, please expand your risk factor disclosure to discuss specific risks that may result based on ataluren
and vaquinone   s
       imminent patent expirations.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Financial operations overview
Research and development expense, page 122

4. You disclose that you track expenses related to your clinical programs and certain preclinical programs on a per project basis. Please provide revised disclosure to be included in future filings to break out the 'Development' line item by program.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Christine Torney at 202-551-3652 or Vanessa Robertson at 202-551-
3649 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Chris Edwards at 202-551-6761
with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences